CUSIP No. Common Stock – 318672102	(Page 1 of 10)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D/A
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)1

FIRST BANCORP

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

318672102

(CUSIP Number)

Marilyn French, Esq.
David P. Kreisler, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, Massachusetts 02110
(617) 772-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 318672102	(Page 2 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors (Alternative) VI, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 41,843,582
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 41,843,582
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 41,843,582
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 20.2% (1)
14.		TYPE OF REPORTING PERSON CO
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 3 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 23,011,234
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 23,011,234
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 23,011,234
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 11.1% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 4 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 15,581,983
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 15,581,983
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 15,581,983
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 7.5% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 5 of 10)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 2,721,860
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 2,721,860
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,721,860
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.3% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

CUSIP No. Common Stock – 318672102	(Page 6 of 10)

13D
1.		NAME OF REPORTING PERSONS THL FBC Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 528,505
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 528,505
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 528,505
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 0.3% (1)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Calculation (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement (as defined below).

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on October 17, 2011 as amended on August 28, 2013 (the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the final paragraph thereof:

“Pursuant to the Underwriters Agreement, the underwriters party thereto exercised their over-allotment option in the aggregated amount of 2,943,163 shares of Common Stock with the closing of such exercise occurring on September 13, 2013.  The Reporting Persons sold an aggregate of 840,903 shares of Common Stock pursuant to the foregoing exercise on September 13, 2013.”

Item 5.  Interest in Securities of the Company.

Item 5 (a)-(b) is amended and restated in its entirety with the following:

(a)-(b)
The response to Item 4 is incorporated herein by reference.  As of September 13, 2013, THL collectively owns 41,843,582 shares of Common Stock (or 20.2% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership.

Fund VI may be deemed to beneficial own 23,011,234 shares of Common Stock (or 11.1% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

Parallel Fund VI may be deemed to beneficial own 15,581,983 shares of Common Stock (or 7.5% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

DT Fund VI may be deemed to beneficially own 2,721,860 shares of Common Stock (or 1.3% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

7

FBC Fund may be deemed to beneficially own 528,505 shares of Common Stock (or 0.3% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement).

Advisors VI, as the general partner THL Advisors (Alternative) VI, L.P., the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 41,843,582 shares (or 20.2% of Common Stock (based on 206,991,155 shares of Common Stock outstanding as of August 6, 2013 as reported in the Prospectus Supplement)).

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 13, 2013

THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, LTD.

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THOMAS H. LEE (ALTERNATIVE) PARALLEL FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D

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THOMAS H. LEE (ALTERNATIVE) PARALLEL (DT) FUND VI, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

THL FBC EQUITY INVESTORS, L.P.

By: THL ADVISORS (ALTERNATIVE) VI, L.P. its general partner
By: THOMAS H. LEE ADVISORS (ALTERNATIVE) VI, L.P., its general partner

By:	/s/ Charles P. Holden
	Name:	Charles P. Holden
	Title:	Treasurer

Signature Page to 13D

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